CONSENT OF QUALIFIED PERSON

I, John Rajala, P.E., consent to the public filing of the technical report titled "Gramalote Project, Colombia, NI 43-101 Technical Report", that has an effective date of July 14, 2025 (the "Technical Report") by B2Gold Corp. ("B2Gold").

I also consent to any extracts from, or a summary of, the Technical Report in B2Gold's news release dated July 14, 2025, entitled "B2Gold Announces Positive Feasibility Study Results for the Gramalote Project" (the "News Release").

I certify that I have read the News Release, and that document fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated:  August 27, 2025

/s/ John Rajala
John Rajala, P.E.

B2Gold Corp. 666 Burrard St #3400, Vancouver, BC V6C 2X8, Canada Tel: +1 604-681-8371	www.b2gold.com